UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Explanatory Note

Pixie Dust Technologies, Inc. (the “Company”) is furnishing this Amendment No.1 to the Form 6-K originally filed on January 15, 2025 (the “Form 6-K”) in order to add an additional proposal no. 5 as indicated below.

This Amendment No. 1 does not update disclosures contained in the Form 6-K or modify or amend the Form 6-K except as specifically described herein.

On or about January 24, 2025, Pixie Dust Technologies, Inc. (the “Company”) has resolved to add one (1) proposal to the matters which will be considered at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 9:15 a.m. (Japan Standard Time) on Tuesday, February 18, 2025. The Company will also release an amended Notice of Convocation (the “Notice”) of the Meeting, as more fully described in the Notice:

●	Proposal 1: Share purchase (1)

●	Proposal 2: Share purchase (2)

●	Proposal 3: Reduction of capital and capital reserve

●	Proposal 4: Partial amendment of the Articles of Incorporation

●	Proposal 5: Election of one (1) director

The underlined proposal is the added proposal.

Shareholders are encouraged to read the Notice, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, on or about January 24, 2025, the Company will release (i) a voting instruction card for its Japanese stockholders (the “Japanese Card”), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference, and (ii) voting instruction card for holders of its American Depositary Shares, each representing one common share (the “ADS Card”), a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend and/or vote their shares at the Meeting should refer to, and follow the instructions set forth in, the Notice and the Japanese Card or the ADS Card, as the case may be.

The information contained in any website is not a part of this report on Form 6-K.

Exhibit Index

Exhibit No.	Document
99.1	Notice of Convocation.
99.2	Power of attorney.
99.3	Voting Instruction Card for American Depositary Shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: January 24, 2025	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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